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                                   Form 12b-25

  (As last amended in Release No. 34-3511, December 19, 1994, 59 F. R. 67752.)

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 30549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                                 SEC FILE NUMBER
                                                                      0-28137

                                                                    CUSIP NUMBER
                                                                     59500X-10-8

  (Check One): [X] Form 10-K, [ ] Form 20-F, [ ] Form 11-K, [ ] Form 10-Q, [ ]
                                   Form N-SAR

                       For Period Ended: December 31, 2002

PART 1 - REGISTRANT INFORMATION

Microbest, Inc.
Full Name of Registrant

751 Park of Commerce Drive, Suite 122
Address of Principal Executive Office

Boca Raton, Florida 33487
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report on FORM 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date; and

     (C)The accountant's statement or other exhibit required by Rule 12b-25(C) has been attached if applicable.

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PART III - NARRATIVE

The Company's financial staff and the Company's auditors require additional time to satisfactorily complete the audit field work and need more time to finish the final review process of the year 2002 audit.

PART IV - OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Willian J. Breslin, C.F.O.                   (561) 995-9770 EX 1001
     --------------------------               ------------------------------
             (Name)                           (Area Code and Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer if no,
     identify report(s).                [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                           [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narrativiey and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 Microbest, Inc.
                    (Name of Registrant Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  March 28, 2003                     By /s/ William J. Breslin
                                             -----------------------------------
                                             William J. Breslin, C. F. O.